Simpson Thacher & Bartlett LLP

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Direct Dial Number (202) 636-5543	E-mail Address rajib.chanda@stblaw.com

November 18, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.W.

Washington, D.C. 20549

Attn: Karen Rossotto

Re:                             First Eagle Credit Opportunities Fund

Registration Statement on Form N-2, File No. 811-23592, 333-239995

Dear Ms. Rossotto:

On behalf of First Eagle Credit Opportunities Fund (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (the “Amendment No. 2”) to the above-referenced registration statement on Form N-2 (the “Registration Statement”). Amendment No. 2 includes revisions to the Registration Statement in response to telephonic comments received from the Staff on October 27, 2020 (the “Comments”) and to otherwise update disclosure.

In addition, we are providing the following responses to the Comments. To assist your review, we have retyped our record of the Staff’s telephonic comments below. Page references in the responses correspond to the pages of Amendment No. 2. The responses and information described below are based upon information provided to us by the Fund.

Prospectus

1.              Consider separating the first sentence in the Investment Objective section into two sentences. The first sentence should state the objective and the second sentence should begin with “The Fund seeks to achieve its investment objective by . . ..”

Response: The Fund has made the requested revision.

2.              In footnote 10 to the Summary of Fund Expenses table, add disclosure stating that the Fund may only make repayments to the Adviser for previously waived expenses to the extent such repayment would not cause the Fund’s Specified Expenses to exceed either the expense cap in place at the time the amounts were waived/reimbursed by the Adviser or the Fund’s then-current expense cap. Make corresponding revisions to the fee table and other disclosure as necessary.

Response: The Fund has made the requested revision.

3.              Revise the language in the penultimate sentence in footnote 10 to the Summary of Fund Expenses table that states “repayment must be made within three years after the year” to either “repayment must be made within three years after the day” or “repayment must be made within three years after the month.”

Response: The Fund has revised the sentence to state that “repayment must be made within three years after the date in which the Fund incurred the fee and/or expense.”

4.              In the Investment Objective and Strategies section on page 2, please define “relative value opportunities.”

Response: The Fund has made the requested revision.

5.              On page 27, there is a reference to Environmental, Social and Governance (“ESG”) factors. If the Fund considers ESG factors when determining investments, this should be discussed in more detail in the Fund’s investment strategy. If not, please delete the reference to ESG.

Response: The Fund has added disclosure regarding ESG factors to the discussion of the Fund’s investment strategy beginning on page 27 of Amendment No. 2.

6.              In the Management and Subadvisory Agreements section on page 51 please specify which report—Annual or Semi-Annual—will include the basis for the Board’s approval of the Management Agreement and the Subadvisory Agreement and state the period that will be covered by such report.

Response: The Fund has made the requested revision.

7.              On page 64, under the Exchanging Shares sub-section, please provide more detail about the mechanics of an exchange, including valuation, election and ability to retract a shareholder’s choice. Please also explain when a shareholder can make an election to exchange shares.

Response: The Fund has made the requested revisions. The Fund has also removed the “Exchange Across Eligible Funds” sub-section from its registration statement as there is no fund eligible for an exchange at this time. In the event that a fund becomes eligible for an exchange in the future the Fund will add appropriate disclosure at that time.

Statement of Additional Information

8.              In the Fund’s fundamental policies on page 5, of the Statement of Additional Information clearly state whether the Fund will concentrate investments.

Response: The Fund will not concentrate investments and has made the requested revision.

9.              In the Investment Restrictions section, clearly state whether the Fund will invest in real estate and describe any limitations related to real estate investments.

Response: The Fund will not invest in real estate and has made the requested revision.

10.       Sub-transfer agency fees paid to third parties are described on page 22 of the Statement of Additional Information. Please supplementally explain whether these sub-transfer agency fees are approved by the Fund’s Board.

Response: As disclosed on page 22 of the Statement of Additional Information, the Fund’s Board of Trustees, in consultation with the Fund’s management, will approve certain limits for sub-transfer agency fees that can be paid by the Fund.

Please call me (202-636-5592) or Christopher Healey (202-636-5879) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Rajib Chanda
Rajib Chanda

cc:                                David Blass, Simpson Thacher & Bartlett LLP

Christopher Healey, Simpson Thacher & Bartlett LLP

Kate O’Neil, Simpson Thacher & Bartlett LLP

Nathan Greene, Sidley Austin LLP

Jay Williamson, Securities and Exchange Commission